Exhibit 99.11

Notice of Appointment Paris, January 9, 2012 - Momar Nguer has been appointed Senior Vice President, Africa/Middle East at Total Supply & Marketing.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

On December 15, 2011, Momar Nguer was appointed Senior Vice President, Africa/Middle East at Total Supply & Marketing. He succeeded Alain Champeaux who left his operational responsibilities after a career of 35 years within the Group.

Mr. Nguer had been Vice President, Aviation Fuel since February 2007.

He began his career in 1982 in Hewlett Packard France’s Finance Department. He joined Total in 1984, serving in various Downstream positions.

After a period at Total Africa’s headquarters, he was named Vice President, Marketing at Total Senegal in 1985. Returning to Paris headquarters in 1991, he was appointed Vice President, Retail Network & Consumers at Total Africa.

In 1995, Mr. Nguer became Chief Executive Officer of Marketing subsidiary Total Cameroun and was subsequently named Chief Executive Officer of Marketing subsidiary Total Kenya in 1997.

In 2000, he was appointed Vice President, Total East Africa & Indian Ocean in Total’s Refining & Marketing business.

Momar Nguer, 55, is a graduate of France’s ESSEC business school.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com